Exhibit 99.1

ARACRUZ CELULOSE S.A.

Consolidated Financial Statements At
December 31, 2004 and for the Year Then
Ended and Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries ("the Company") as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2003 and 2002, were audited by other auditors whose report, dated January 12, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph that described a matter regarding the utilization of a fiscal benefit granted by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), discussed in Note 17 to the financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil
January 11, 2005

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES)
------------------------------------------------------------------------------------

                                                                       DECEMBER 31,
                                                        ----------------------------

ASSETS                                                          2003           2004
                                                        -------------  -------------
Current assets
Cash and cash equivalents                                     66,284         36,474
Short-term investments                                       285,991        412,110
Accounts receivable, net
      Related party                                            3,174
      Other                                                  219,874        208,336
    Inventories, net                                         131,486        126,220
    Deferred income tax, net                                  13,181          9,853


    Recoverable income and other taxes                        20,464         36,984
      Prepaid expenses and other current assets                2,280          3,136

                                                        -------------  -------------
                                                             742,734        833,113
                                                        -------------  -------------
Property, plant and equipment, net                         2,270,369      2,133,896
                                                        -------------  -------------
Investment in affiliated company                             174,257        273,890
Goodwill                                                     208,061        207,050
                                                        -------------  -------------


Other assets
      Long-term investments                                                   1,601
      Advances to suppliers                                   38,197         50,685

    Deposits for tax assessments                              14,319         17,369
    Recoverable income and other taxes                         1,548          6,675
    Other                                                      4,948          5,379
                                                        -------------  -------------
                                                              59,012         81,709
                                                        -------------  -------------



                                                                         DECEMBER 31,
                                                        ------------------------------

   LIABILITIES AND STOCKHOLDERS' EQUITY                          2003            2004
                                                        --------------  --------------

   Current liabilities
       Suppliers                                               79,673          52,869
       Payroll and related charges                             16,245          15,486
       Income and other taxes                                  24,120          42,123
       Current portion of long-term debt
         Related party                                         55,190          51,567
         Other                                                212,472          89,706
       Short-term borrowings - export financing and other     118,306           3,767
       Accrued finance charges                                  6,120           7,894
       Interest on stockholders' equity payable                                10,433
       Other accruals                                           1,553             961
                                                        --------------  --------------
                                                              513,679         274,806
                                                        --------------  --------------



   Long-term liabilities
       Long-term debt
         Related party                                        208,076         178,588
         Other                                                771,359       1,044,140
       Tax assessments and litigation contingencies            94,500         130,846
          Deferred income tax, net                             26,467          50,645
          Suppliers                                            15,222          14,118
          Other                                                23,877          21,928
                                                        --------------  --------------

                                                            1,139,501       1,440,265
                                                        --------------  --------------

   Contingencies and Commitments (Note 16)

   Minority interest                                              292             300
                                                        --------------  --------------

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES)                                                (Continued)
------------------------------------------------------------------------------------
                                         Stockholders' equity
                                         Share capital - no-par-value shares authorized and
                                          issued
                                                  Preferred stock
                                                  Class A - 2003 -  38,137,170  shares; 2004
                                                             38,022,178  shares                       31,199         31,105
                                                  Class B - 2003 - 539,026,251  shares; 2004
                                                      539,141,243 shares                             583,297        583,391
                                                  Common stock - 2003 and 2004 - 455,390,699         297,265        297,265
                                                      shares
                                                  Treasury stock
                                                  Class B preferred stock - 2003 and
                                                      2004 - 1,378,000 shares; and
                                                  Common  stock - 2003 and 2004 -
                                                              483,114 shares                          (2,288 )       (2,288 )
                                                                                               -------------- --------------

                                                  Total share capital                                909,473        909,473

                                             Appropriated retained earnings                          334,246        619,527
                                             Unappropriated retained earnings                        557,242        285,287
                                                                                               -------------- --------------

                                                                                                   1,800,961      1,814,287
-------------  -------------                                                                   -------------- --------------

   3,454,433      3,529,658                                                                        3,454,433      3,529,658
=============  =============                                                                   ============== ==============



The accompanying notes are an integral part of these consolidated financial statements.

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES)
-----------------------------------------------------------------------------------------------------------------------


                                                                                               YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------------

                                                                              2002               2003             2004
                                                                  ----------------- ------------------ ----------------

OPERATING REVENUES
    Sales of eucalyptus pulp
            Domestic                                                        17,126             42,401           66,083
            Export                                                         700,622          1,056,498        1,256,648
                                                                  ----------------- ------------------ ----------------
                                                                           717,748          1,098,899        1,322,731
    Sales taxes and other deductions                                       (48,765)           (95,829)        (155,618)
                                                                  ----------------- ------------------ ----------------

    Net operating revenues                                                 668,983          1,003,070        1,167,113
                                                                  ----------------- ------------------ ----------------

OPERATING COSTS AND EXPENSES
         Cost of sales                                                     468,875            592,555          700,333
         Selling                                                            28,242             38,617           53,850
         Administrative                                                     22,302             22,762           31,072
         Provision for loss on ICMS credit                                  45,093             23,178           22,859
         Other, net                                                          8,968             18,784            2,349
                                                                  ----------------- ------------------ ----------------
                                                                           573,480            695,896          810,463
                                                                  ----------------- ------------------ ----------------

OPERATING INCOME                                                            95,503            307,174          356,650
                                                                  ----------------- ------------------ ----------------
NON-OPERATING (INCOME) EXPENSES

         Equity in results of affiliated companies                          (6,076)             6,844           11,568
         Financial income                                                  (61,611)           (43,037)         (56,123)
         Financial expenses                                                 82,014            108,209          119,976
         Gain on currency remeasurement, net                               (14,888)           (41,955)         (16,197)
         Other, net                                                           (212)              (129)             (76)
                                                                  ----------------- ------------------ ----------------
                                                                              (773)            29,932           59,148
                                                                  ----------------- ------------------ ----------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                            96,276            277,242          297,502
                                                                  ----------------- ------------------ ----------------

INCOME TAX EXPENSE (BENEFIT)
         Current                                                           (23,988)           106,549           42,746
         Deferred                                                            8,415             22,567           27,510
                                                                  ----------------- ------------------ ----------------
                                                                           (15,573)           129,116           70,256
                                                                  ----------------- ------------------ ----------------

MINORITY INTEREST IN LOSSES (EARNINGS) OF SUBSIDIARY                            64                (37)              (9)

NET INCOME                                                                 111,913            148,089          227,237
                                                                  ================= ================== ================


ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES)                                                                                   (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------



                                                                                              YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------

                                                                            2002               2003              2004
                                                                  ---------------   ----------------   ---------------

BASIC AND DILUTED EARNINGS PER SHARE
    Class A preferred stock                                                 0.11               0.15              0.23
    Class B preferred stock                                                 0.11               0.15              0.23
    Common stock                                                            0.10               0.14              0.21

WEIGHTED-AVERAGE NUMBER OF SHARES
   OUTSTANDING  (THOUSANDS)

    Class A preferred stock                                               40,395             39,819            38,074
    Class B preferred stock                                              536,768            535,969           537,711
    Common stock                                                         454,908            454,908           454,908


The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
-----------------------------------------------------------------------------------------------------------------------



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                        -------------------------------------------------

                                                                                    2002            2003            2004
                                                                        -----------------    ------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                   111,913         148,089         227,237
    Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation and depletion                                            171,527         191,508         206,952
              Equity in results of affiliated companies                           (6,076 )         6,844          11,568
           Deferred income tax                                                     8,415          22,567          27,510
           Gain on currency remeasurement, net                                   (14,888 )       (41,955 )       (16,197 )
                                                                                   1,077           1,903             325
              LOSS ON SALE OF EQUIPMENT

              Loss on sale of investment                                                                           5,125
           Other                                                                  (1,346 )

       Decrease (increase) in assets

           Accounts receivable, net                                              (50,557 )       (24,199 )         8,449
           Inventories, net                                                      (11,868 )       (23,556 )         1,082
           Interest receivable on short-term investments                          54,817         (15,540 )       (81,639 )
           Recoverable income taxes                                               10,246          68,848         (18,904 )
           Other                                                                   6,708          (2,725 )        (2,905 )

       Increase (decrease) in liabilities
           Suppliers                                                              10,437         (38,554 )       (39,907 )
           Payroll and related charges                                            (1,537 )         6,460          (1,420 )
           Income and other taxes and tax assessments
              and litigation contingencies                                        (3,751 )        25,641          39,793
           Accrued finance charges                                                (9,927 )        (3,689 )         1,714
           Other                                                                   1,061          14,783          (1,296 )
                                                                        -----------------    ------------   -------------

    Net cash provided by operating activities                                    276,251         336,425         367,487
                                                                        -----------------    ------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Short-term investments                                                        27,927          75,194         (12,754 )
     Proceeds from sale of investment                                                                             17,276
     Proceeds from sale of equipment                                               1,199             699             805
     Investments in affiliate                                                                   (110,158 )       (99,000 )
     Acquisition of Riocell (net of cash received)                                              (563,208 )
     Additions to property, plant and equipment                                 (260,658 )      (118,663 )       (94,541 )

                                                                        -----------------    ------------   -------------

     Net cash used in investing activities                                      (231,532 )      (716,136 )      (188,214 )
                                                                        -----------------    ------------   -------------

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
-----------------------------------------------------------------------------------------------------------------------



                                                                                             YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------

                                                                          2002               2003               2004
                                                                ---------------    ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Short-term debt, net                                               (78,789 )          104,486           (109,503 )
    Long-term debt
       Issuances
          Related parties                                              112,199
          Other                                                        250,000            612,512            362,488
         Repayments
          Related parties                                              (43,309 )          (52,719 )          (54,630 )
          Other                                                       (203,756 )         (133,080 )         (211,881 )
    Treasury stock acquired                                             (2,175 )               (3 )
    Dividends and Interest on Stockholders'                            (73,765 )         (109,310 )         (198,668 )
 Equity paid

                                                                ---------------    ---------------    ---------------

Net cash provided by (used in) financing activities                    (39,595 )          421,886           (212,194 )
                                                                ---------------    ---------------    ---------------

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND
    cash equivalents                                                       225             (1,365 )            3,111
                                                                ---------------    ---------------    ---------------

Increase in cash and cash equivalents                                    5,349             40,810            (29,810 )

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            20,125             25,474             66,284
                                                                ---------------    ---------------    ---------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  25,474             66,284             36,474
                                                                ===============    ===============    ===============

SUPPLEMENTARY CASH FLOW INFORMATION
    Interest paid                                                       60,412             64,828            138,011
                                                                ===============    ===============    ===============

    Income taxes paid
                                                                           140              2,186              9,340
                                                                ===============    ===============    ===============

The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------------------------------------



                                                                                                         YEAR ENDED DECEMBER 31,
                                                                                                 ------------------------------
                                                                                                                           2002
                                                                                                 -------------------------------

                                                                                                        SHARES              US$
                                                                                                 --------------   --------------
SHARE CAPITAL
    Preferred stock - Class A
         Balance, January 1                                                                         40,479,797           33,087
         Treasury stock cancelled                                                                      (35,301 )
         Conversion to Class B stock                                                                  (118,206 )            (97 )
                                                                                                 --------------   --------------

         Balance, December 31                                                                       40,326,290           32,990
                                                                                                 --------------   --------------

    Preferred stock  - Class B
         Balance, January 1                                                                        582,049,217          581,409
         Treasury stock cancelled                                                                  (45,330,292 )
         Conversion from Class A stock                                                                 118,206               97
                                                                                                 --------------   --------------

          Balance, December 31                                                                     536,837,131          581,506
                                                                                                 --------------   --------------

    Common stock
          Balance, January 1 and December 31                                                       455,390,699          297,265
                                                                                                 --------------   --------------

    Treasury stock

          Balance, January 1 - Common stock                                                        (45,848,707 )        (57,807 )
          Treasury stock cancelled - Common stock                                                   45,365,593           57,697
          Treasury stock acquired - Class B Preferred stock                                         (1,374,000 )         (2,175 )
                                                                                                 --------------   --------------

          Balance, December 31                                                                      (1,857,114 )         (2,285 )
                                                                                                 --------------   --------------

Total share capital                                                                              1,030,697,006          909,476
                                                                                                --------------   --------------


                                                                                                       YEAR ENDED DECEMBER 31,
                                                                                                -----------------------------------
                                                                                                                            2003
                                                                                                ---------------------------------

                                                                                                        SHARES               US$
                                                                                                ---------------    --------------
SHARE CAPITAL
    Preferred stock - Class A
         Balance, January 1                                                                         40,326,290            32,990
         Treasury stock cancelled
         Conversion to Class B stock                                                                (2,189,120 )          (1,791 )
                                                                                                ---------------    --------------

         Balance, December 31                                                                       38,137,170            31,199
                                                                                                ---------------    --------------

    Preferred stock  - Class B
         Balance, January 1                                                                        536,837,131           581,506
         Treasury stock cancelled
         Conversion from Class A stock                                                               2,189,120             1,791
                                                                                                ---------------    --------------

          Balance, December 31                                                                     539,026,251           583,297
                                                                                                ---------------    --------------

    Common stock
          Balance, January 1 and December 31                                                       455,390,699           297,265
                                                                                                ---------------    --------------

    Treasury stock

          Balance, January 1 - Common stock                                                         (1,857,114 )          (2,285 )
          Treasury stock cancelled - Common stock
          Treasury stock acquired - Class B Preferred stock                                             (4,000 )              (3 )
                                                                                                ---------------    --------------

          Balance, December 31                                                                      (1,861,114 )          (2,288 )
                                                                                                ---------------    --------------

Total share capital                                                                              1,030,693,006           909,473
                                                                                                ---------------    --------------



                                                                                                       YEAR ENDED DECEMBER 31,
                                                                                                -----------------------------------
                                                                                                                            2004
                                                                                                ---------------------------------

                                                                                                        SHARES               US$
                                                                                                ---------------    --------------

SHARE CAPITAL
    Preferred stock - Class A
         Balance, January 1                                                                          38,137,170           31,199
         Treasury stock cancelled
         Conversion to Class B stock                                                                   (114,992 )            (94 )
                                                                                                 ---------------   --------------

         Balance, December 31                                                                        38,022,178           31,105
                                                                                                 ---------------   --------------

    Preferred stock  - Class B
         Balance, January 1                                                                         539,026,251          583,297
         Treasury stock cancelled
         Conversion from Class A stock                                                                  114,992               94
                                                                                                 ---------------   --------------

          Balance, December 31                                                                      539,141,243          583,391
                                                                                                 ---------------   --------------

    Common stock
          Balance, January 1 and December 31                                                        455,390,699          297,265
                                                                                                 ---------------   --------------

    Treasury stock

          Balance, January 1 - Common stock                                                          (1,861,114 )         (2,288 )
          Treasury stock cancelled - Common stock
          Treasury stock acquired - Class B Preferred stock
                                                                                                 ---------------   --------------

          Balance, December 31                                                                       (1,861,114 )         (2,288 )
                                                                                                 ---------------   --------------

Total share capital                                                                               1,030,693,006          909,473
                                                                                                 ---------------   --------------




ARACRUZ CELULOSE S.A.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)                                                                        (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                    Year ended December 31,
                                                                                           -------------------------------
                                                                                                                      2002
                                                                                           --------------------------------
                                                                                                  Shares               US$
                                                                                           --------------   ---------------
Balance brought forward                                                                    1,030,697,006           909,476
                                                                                           --------------   ---------------

Net unrealized gain on
      Available-for-sale securities
      Balance, January 1                                                                                            10,920
      Unrealized gain (loss) on available-for-sale
          securities, net of reclassification adjustments                                                          (16,299 )
      Tax effect on above                                                                                            5,379
                                                                                                            ---------------

     Balance December 31,
                                                                                                            ---------------

Fiscal-incentive reserve
    Balance, January 1
    Transfer from unappropriated retained earnings
                                                                                                            ---------------

       Balance, December 31
                                                                                                            ---------------

Investments reserve
       Balance, January 1                                                                                          242,121
       Treasury stock cancelled                                                                                    (57,697 )
       Transfer from (to) unappropriated retained earnings                                                        (102,904 )
                                                                                                            ---------------

       Balance, December 31                                                                                         81,520
                                                                                                            ---------------

Legal reserve
       Balance, January 1                                                                                           52,985
       Transfer from (to) unappropriated retained earnings                                                         (17,332 )
                                                                                                            ---------------

       Balance, December 31                                                                                         35,653
                                                                                                            ---------------

       Total appropriated retained earnings                                                                        117,173
                                                                                                            ---------------

      Balance carried forward                                                              1,030,697,006         1,026,649
                                                                                           --------------   ---------------


                                                                                                    Year ended December 31,
                                                                                           -------------------------------
                                                                                                                      2003
                                                                                           --------------------------------
                                                                                                  Shares                 US$
                                                                                           --------------      ---------------

Balance brought forward                                                                    1,030,693,006              909,473
                                                                                           -------------        --------------

Net unrealized gain on
      Available-for-sale securities
      Balance, January 1
      Unrealized gain (loss) on available-for-sale
          securities, net of reclassification adjustments
      Tax effect on above
                                                                                                                --------------

     Balance December 31,
                                                                                                                --------------

Fiscal-incentive reserve
    Balance, January 1
    Transfer from unappropriated retained earnings                                                                     34,934
                                                                                                                --------------

       Balance, December 31                                                                                            34,934
                                                                                                                --------------

Investments reserve
       Balance, January 1                                                                                              81,520
       Treasury stock cancelled
       Transfer from (to) unappropriated retained earnings                                                            158,989
                                                                                                                --------------

       Balance, December 31                                                                                           240,509
                                                                                                                --------------

Legal reserve
       Balance, January 1                                                                                              35,653
       Transfer from (to) unappropriated retained earnings                                                             23,150
                                                                                                                --------------

       Balance, December 31                                                                                            58,803
                                                                                                                --------------

       Total appropriated retained earnings                                                                           334,246
                                                                                                                --------------

      Balance carried forward                                                              1,030,693,006            1,243,719
                                                                                           ----------------      --------------



                                                                                                  Year ended December 31,
                                                                                           ----------------------------------
                                                                                                                          2004
                                                                                           -----------------------------------
                                                                                                  Shares              US$
                                                                                           --------------      ---------------



Balance brought forward                                                                     1,030,693,006            909,473
                                                                                           ---------------    ---------------

Net unrealized gain on
      Available-for-sale securities
      Balance, January 1
      Unrealized gain (loss) on available-for-sale
          securities, net of reclassification adjustments
      Tax effect on above
                                                                                                              ---------------

     Balance December 31,
                                                                                                              ---------------

Fiscal-incentive reserve
    Balance, January 1                                                                                                34,934
    Transfer from unappropriated retained earnings                                                                    18,885
                                                                                                              ---------------

       Balance, December 31                                                                                           53,819
                                                                                                              ---------------

Investments reserve
       Balance, January 1                                                                                            240,509
       Treasury stock cancelled
       Transfer from (to) unappropriated retained earnings                                                           241,504
                                                                                                              ---------------

       Balance, December 31                                                                                          482,013
                                                                                                              ---------------

Legal reserve
       Balance, January 1                                                                                             58,803
       Transfer from (to) unappropriated retained earnings                                                            24,892
                                                                                                              ---------------

       Balance, December 31                                                                                           83,695
                                                                                                              ---------------

       Total appropriated retained earnings                                                                          619,527
                                                                                                              ---------------

      Balance carried forward                                                               1,030,693,006          1,529,000
                                                                                           ---------------    ---------------


ARACRUZ CELULOSE S.A.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)                                                       (CONTINUED)
----------------------------------------------------------------------------------------------------------------



                                                                                     YEAR  ENDED DECEMBER 31,
                                                                             ---------------------------------
                                                                                                        2002
                                                                             --------------------------------

                                                                                     SHARES              US$
                                                                             ---------------  ---------------
BALANCE BROUGHT FORWARD                                                       1,030,697,006        1,026,649
                                                                             ---------------  ---------------

UNAPPROPRIATED RETAINED EARNINGS
    Balance, January 1                                                                               577,750
    Net income                                                                                       111,913
    Cash dividends (per share: 2002 - US$ 0.08 to Class A
       preferred stock and US$ 0.07 to both Class B
       preferred and common stock; 2003 - US$ 0.11
       to Class A preferred stock and US$ 0.09 to
       both Class B preferred and common stock;
       2004 - US$ 0.12 to both Class A preferred and
       Class B preferred stock and US$ 0.11 to common stock)                                         (75,985 )
    Interest on Stockholders' Equity (per share: 2004 - US$ 0.92 to both  Class A and B  preferred  stock and US$ 0.84 to common stock)
    Transfer from (to) reserves                                                                      120,236
                                                                                              ---------------

    Balance, December 31                                                                             733,914
                                                                                              ---------------

TOTAL STOCKHOLDERS' EQUITY                                                    1,030,697,006        1,760,563
                                                                             ===============  ===============

COMPREHENSIVE INCOME IS COMPRISED AS FOLLOWS:
       Net income                                                                                    111,913
       Net unrealized gain on available-for-sale securities
         Increase(decrease)in the unrealized gain arising
           during the year, net of taxes                                                             (10,920 )
                                                                                              ---------------

       Total comprehensive income                                                                    100,993
                                                                                              ===============





                                                                                     YEAR  ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                                        2003
                                                                             --------------------------------
                                                                                      SHARES              US$
                                                                             ----------------    -------------

BALANCE BROUGHT FORWARD                                                        1,030,693,006        1,243,719
                                                                             ----------------    -------------

UNAPPROPRIATED RETAINED EARNINGS
    Balance, January 1                                                                                733,914
    Net income                                                                                        148,089
    Cash dividends (per share: 2002 - US$ 0.08 to Class A
       preferred stock and US$ 0.07 to both Class B
       preferred and common stock; 2003 - US$ 0.11
       to Class A preferred stock and US$ 0.09 to
       both Class B preferred and common stock;
       2004 - US$ 0.12 to both Class A preferred and
       Class B preferred stock and US$ 0.11 to common stock)                                         (107,688 )
    Interest on Stockholders' Equity (per share: 2004 - US$ 0.92 to both  Class A and B  preferred  stock and US$ 0.84 to common stock)
    Transfer from (to) reserves                                                                      (217,073 )
                                                                                                 -------------

    Balance, December 31                                                                              557,242
                                                                                                 -------------

TOTAL STOCKHOLDERS' EQUITY                                                     1,030,693,006        1,800,961
                                                                             ================    =============

COMPREHENSIVE INCOME IS COMPRISED AS FOLLOWS:
       Net income                                                                                     148,089
       Net unrealized gain on available-for-sale securities
         Increase(decrease)in the unrealized gain arising
           during the year, net of taxes
                                                                                                 -------------

       Total comprehensive income                                                                     148,089
                                                                                                 =============



                                                                                     YEAR  ENDED DECEMBER 31,
                                                                             ---------------------------------
                                                                                                        2004
                                                                             --------------------------------

                                                                                      SHARES               US$
                                                                              ---------------

BALANCE BROUGHT FORWARD                                                        1,030,693,006         1,529,000
                                                                              ---------------    --------------

UNAPPROPRIATED RETAINED EARNINGS
    Balance, January 1                                                                                 557,242
    Net income                                                                                         227,237
    Cash dividends (per share: 2002 - US$ 0.08 to Class A
       preferred stock and US$ 0.07 to both Class B
       preferred and common stock; 2003 - US$ 0.11
       to Class A preferred stock and US$ 0.09 to
       both Class B preferred and common stock;
       2004 - US$ 0.12 to both Class A preferred and
       Class B preferred stock and US$ 0.11 to common stock)                                          (122,720 )
    Interest on Stockholders' Equity (per share: 2004 - US$ 0.92
       to both  Class A and B  preferred  stock and US$ 0.84 to common stock                             (91,191 )
    Transfer from (to) reserves                                                                       (285,281 )
                                                                                                 --------------

    Balance, December 31                                                                               285,287
                                                                                                 --------------

TOTAL STOCKHOLDERS' EQUITY                                                     1,030,693,006         1,814,287
                                                                              ===============    ==============

COMPREHENSIVE INCOME IS COMPRISED AS FOLLOWS:
       Net income                                                                                      227,237
       Net unrealized gain on available-for-sale securities
         Increase(decrease)in the unrealized gain arising
           during the year, net of taxes
                                                                                                 --------------

       Total comprehensive income                                                                      227,237
                                                                                                 ==============


     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(A)  BASIS OF PRESENTATION

     The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

     The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 - "Foreign Currency Translation" ("SFAS 52"). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company's Board of Directors and Management, the currency in which it principally operates as well as being the Company's primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders' equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

     The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company's monetary assets and liabilities denominated in Brazilian Reais in 2004 was a net gain of US$ 16.2 million (US$ 42.0 million in 2003 and US$ 14.9 million in 2002). The exchange rates at December 31, 2004, 2003 and 2002 were, respectively: US$ 1: R$ 2.6544, R$ 2.8892 and R$ 3.5333.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(B)  BASIS OF CONSOLIDATION

     The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A.( partially sold in November 2004), Riocell Trade Limited Partnership (Riocell Trade), Ara Pulp - Com. de Importacao e Exportacao, Unipessoal Ltda. and Aracruz Hungary Trading Ltd.

(C)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.


(D)  CONCENTRATION OF RISK

     Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, time deposits and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and time deposits by placing its investments with highly rated financial institutions and in very short-term securities. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

     The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)  INVENTORIES

     Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method. Allowances for slow-moving or obsolete inventories are recorded when considered appropriate.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------


(F)  INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS


     The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee and for its long-term investment in Aracruz Produtos de Madeira S.A. in which it owns 33.3% of the investee's voting stock and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

     The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The Company considers these investments to be trading securities and recognizes changes in the market value of such investments in results of operations.

(G)  IMPAIRMENT TESTING OF GOODWILL

     The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

(H)  PROPERTY, PLANT AND EQUIPMENT

     Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are capitalized and included in the cost of those harvests.

     Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings exclusive of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars) at the contractual interest rates.

     Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

     Maintenance expenses, including those related to programmed maintenance of the Company's facilities, are charged to the cost of production as incurred.

(I)  ENVIRONMENTAL COSTS

     Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(J)  RESEARCH AND DEVELOPMENT

     Expenditures for research and development for the year ended December 31, 2004 were US$ 3.7 million (US$ 3.8 million in 2003 and 2002). All such costs are expensed as incurred.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

(K)  RECOVERABILITY OF LONG-LIVED ASSETS

     In accordance with SFAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Management did not identify the need for a provision for impairment in 2002, 2003 or 2004.

(L)  ADVANCES TO SUPPLIERS

     Advances to suppliers are basically amounts advanced (either in cash, seeds, technical assistence or other assets that will be used to grow eucalyptus plants) to small private producers that live in the sates of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called "Programa Produtor Florestal". In exchange, the Company agrees to purchase all of the eucalyptus plants grown by these small private producers.

(M)  EMPLOYEE RETIREMENT AND POST-EMPLOYMENT BENEFITS

     The cost of the retirement benefits plans is accrued currently. Employee postretirement and post-employment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Post-employment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. The costs of severance benefits are accrued on a monthly basis.

(N)  COMPENSATED ABSENCES

     The liability for employees' future vacation compensation is accrued as vacation vests during the year.

(O)  REVENUES AND EXPENSES

     Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company's selling prices are fixed or determinable and collectibility is reasonably assured. ly assure. Expenses and costs are accrued as incurred.

     The Company reflects value-added taxes as a reduction of gross operating revenues.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

(P)  SHIPPING AND HANDLING FEES

     Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. Such costs incurred related to shipping and handling are classified as costs of sale.

(Q)  ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

     The Company accounts for derivative financial instruments pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income since the Company recognizes all derivative financial instruments as non-hedge transactions.

(R)  INCOME TAXES

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

(S)  BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2002, 2003 and 2004. See note 13.

(T)  COMPREHENSIVE INCOME

     SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130") requires that companies display changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a comprehensive income (loss) statement as part of the consolidated statements of changes in stockholders' equity.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------


(U)  STATEMENTS OF CASH FLOWS

     Cash flows relating to overnight financing and investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(V)  SEGMENT INFORMATION

     SFAS No. 131 "Disclosures about Segments of Enterprise and Related Information" ("SFAS 131") requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 22.

(W)  GUARANTEES

     The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") in Note 18. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

2    BUSINESS COMBINATION - ACQUISITION OF RIOCELL S.A.

     On July 2, 2003, the Company completed the acquisition of all outstanding shares of Riocell S.A. and its subsidiaries ("Riocell") from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda. for the amount of US$ 610,500. The final price paid is within the market value evaluation made by independent appraisers.

     After the completion of the due diligence process, the initial purchase price of US$ 610,500 was reduced to US$ 567,296.

     The Company determined the fair value of Riocell's assets and liabilities with the assistance of an independent appraiser. This determination was completed on December 23, 2003, and after the final allocation of the purchase price to the net assets acquired, the company recognized goodwill in the amount of US$ 192,035 at December 31, 2003; there were no intangible assets identified in the acquisition.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     Unaudited pro-forma results of operations for the year ended December 31, 2003 as if the acquisition of Riocell had taken place at the beginning of 2003 is presented below. Riocell was incorporated on November 30, 2002 and, accordingly no financial information is available for the year ended December 31, 2002. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.



                                               2003 (UNAUDITED)
                                              -----------------

     Operating revenues                              1,104,350
     Net income                                        148,577
     Earnings per share, basic and diluted :
       Preferred shares                                   0.15
       Common shares                                      0.14


3    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that those the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.


     In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management has concluded that EITF Issue No. 03-01 is not applicable to its current operations since it does not have any investments classified as available-for-sale or held-to-maturity, or other investments carried at cost.

     At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the company's common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

     The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies). EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of Basic and Diluted EPS.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

4    TAXES

4.1  INCOME TAXES

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2002, 2003 and 2004 are presented as follows:


     Federal income tax rate               25.0%
     Social contribution (*)               9.0%
                                           ------
                                           ------
     Composite tax rate                    34.0%
                                           ======

     The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------

                                                                        2002           2003          2004
                                                              ---------------  ------------- -------------
Income before income taxes and minority
     interest                                                         96,276        277,242       297,493
                                                              ===============  ============= =============

Federal income tax and social
     contribution at statutory rates                                  32,734         94,262       101,148
Adjustments to derive effective tax rate:
     Effects of differences in remeasurement
        from reais to U.S. dollars, using
        historical exchange rates and indexing
        for tax purposes:
           Depreciation on difference in asset basis                  40,746         25,893        23,674
       Translation effect for the period                             (74,793 )       31,472        46,776
       Fiscal incentive - income tax  (*)                                           (34,934 )     (15,680 )
       Results in subsidiaries with different tax rates              (19,301 )       24,322       (50,911 )
       Reversal of income tax and social
          contribution related to "plano verao"                                      (9,106 )
       Interest on stockholders' equity                                                           (33,111 )
     Others                                                            5,041         (2,793 )      (1,640 )
                                                              ---------------  ------------- -------------

Income tax expense (benefit) in the consolidated
     statements of income                                            (15,573 )      129,116        70,256
                                                              ===============  ============= =============


(*) See note 17.


     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                                                  DECEMBER 31,
                                                                    -------------------------------------------

                                                                                   2003                   2004
                                                                    --------------------    -------------------
Assets (liabilities)
     Deductible temporary differences                                            48,596                 29,835
      Other capitalized investments                                             (75,063 )              (80,480 )
     Unrealized profits on intercompany
         transactions                                                            13,181                  9,853
                                                                    --------------------    -------------------

                                                                                (13,286 )              (40,792 )

     Current assets                                                              13,181                  9,853
                                                                    --------------------    -------------------

     Long-term assets (liabilities)                                             (26,467 )              (50,645 )
                                                                    ====================    ===================

     Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.


4.2  OTHER TAXES


     Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espirito Santo. However, due to the priority given by the state government of Espirito Santo to financially restructure its public accounts, the Company does not foresee a short-term solution to the utilization of the credits.

     Accordingly, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits related to the Barra do Riacho Plant, as well as to make similar provisions related to any future credits to be accumulated. At December 31, 2004, the Company had ICMS credits in the amount of US$ 128,433 (US$ 96,435 at December 31,
     2003), of which the amount of US$ 125,287 had a provision for loss (US$ 92,010 at December 31, 2003).

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

5    CASH AND CASH EQUIVALENTS

                                                                                                DECEMBER 31,
                                                                               ------------------------------

                                                                                        2003            2004
                                                                               --------------    ------------

Brazilian reais                                                                        3,307           5,558
United States dollars                                                                 61,775          30.587
Other European currencies                                                              1,202             329
                                                                               --------------    ------------

                                                                                      66,284          36,474
                                                                               ==============    ============

     Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions.


6    SHORT-TERM INVESTMENTS

     At December 31, 2004 and 2003, the Company held shares in two private investment funds basically comprised of certificates of deposit with prime financial institutions in Brazil, debentures issued by public companies and notes issued by the Brazilian federal government, with final maturities ranging from April 2005 to April 2008. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers these investments as securities held for trading with changes in the fair value reflected in results of operations.

     These private investment funds do not have significant financial obligations. Any financial obligation are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------


7    ACCOUNTS RECEIVABLE, NET

                                                                                                  DECEMBER 31,
                                                                                  -----------------------------

                                                                                          2003            2004
                                                                                  -------------    ------------
     Customers - pulp sales
          Domestic                                                                       7,383           9,829
          Export                                                                       196,911         185,505
     Advances to suppliers                                                               4,258             786
     Other                                                                              18,007          16,078
                                                                                  -------------    ------------

                                                                                       226,559         212,198
     Allowance for doubtful accounts                                                    (3,511 )        (3,862 )
                                                                                  -------------    ------------

     Total, net                                                                        223,048         208,336
                                                                                  =============    ============


     At December 31, 2004, two customers accounted for 45.8% of total customer receivables (44.% at December 31, 2003) and no other accounted for more than 10%.

     Export receivables are denominated in the following currencies:

                                                                                                  DECEMBER 31,
                                                                                   ----------------------------

                                                                                          2003            2004
                                                                                   ------------   -------------

    United States dollars                                                              193,599         184,362
    European currency units - EURO                                                       3,312           1.143
                                                                                   ------------   -------------

                                                                                       196,911         185,505
                                                                                   ============   =============

     Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in
     Note 19.


     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

8    INVENTORIES, NET
                                                                                                   DECEMBER 31,
                                                                                 -------------------------------

                                                                                            2003           2004
                                                                                 ----------------   ------------

     Finished products                                                                    67,903         70,128
     Work in process                                                                       1,380
     Timber                                                                                3,872
     Raw materials                                                                        24,059         17,948
     Spare parts and maintenance supplies, less allowance
            for loss of US$ 562 (2003 - US$ 2,109)                                        34,272         38,144
                                                                                 ----------------   ------------

                                                                                         131,486        126,220
                                                                                 ================   ============


9    PROPERTY, PLANT AND EQUIPMENT


                                                                                              DECEMBER 31, 2003
                                                            ----------------------------------------------------
                                                                                     ACCUMULATED
                                                                         COST       DEPRECIATION            NET
                                                            ------------------ ------------------ --------------

 Land                                                                 295,364                           295,364
 Timber resources                                                     341,054             75,087        265,967
 Buildings, improvements and installations                            563,872            326,633        237,239
 Equipment                                                          2,606,971          1,193,750      1,413,221
 Information technology equipment                                      55,926             41,303         14,623
 Other                                                                153,480            125,652         27,828
                                                            ------------------ ------------------ --------------
                                                                    4,016,667          1,762,425      2,254,242
 Construction in progress                                              16,127                            16,127
                                                            ------------------ ------------------ --------------

 Total                                                              4,032,794          1,762,425      2,270,369
                                                            ================== ================== ==============


     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

                                                                                              DECEMBER 31, 2004
                                                            ----------------------------------------------------
                                                                                     ACCUMULATED
                                                                         COST       DEPRECIATION            NET
                                                            ------------------ ------------------ --------------
     Land                                                                 292,960                           292,960
     Timber resources                                                     356,972             88,691        268,281
     Buildings, improvements and installations                            559,837            327,630        232,207
     Equipment                                                          2,464,413          1,211,889      1,252,524
     Information technology equipment                                      53,216             42,019         11,197
     Other                                                                175,679            128,662         47,017
                                                                ------------------ ------------------ --------------
                                                                        3,903,077          1,798,891      2,104,186
     Construction in progress                                              29,710                            29,710
                                                                ------------------ ------------------ --------------

     Total                                                              3,932,787          1,798,891      2,133,896
                                                                ================== ================== ==============

     As of December 31, 2004 and 2003 fixed assets securing financial obligations was represented by the whole Company mill.


     ACQUISITION OF FLORESTAS RIO DOCE S.A.

     In September 2002, Aracruz Celulose S.A., together with Suzano Bahia Sul Celulose S.A. (previously denominated Bahia Sul Celulose S.A.), signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests with amount of R$ 193.3 million - (US$ 49.6 million) net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (supply agreement) and as an asset (land and forests). Aracruz Celulose S.A. and Suzano Bahia Sul S.A. each will separately control its share of the assets. The Company has paid 8 installments through December 31, 2004.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------


10   INVESTMENT IN AFFILIATED COMPANY



     Veracel Celulose S.A.



     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company<180>s mill expansion. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood. Currently, Aracruz has a contractual agreement with Veracel to purchase up to 1.04 million cubic meters of wood, with initial delivery commencing in June 2004 and ending in 2005.

     During the first quarter of 2003, the Company acquired, together with Stora Enso, the 10% Odebrecht's ownership on a 50/50 ratio, paying the amount of US$ 9,658, including US$ 443 of unallocated goodwill, for the acquisition of its portion of the additional investment in Veracel.

     The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2004 the Company's investment in Veracel included unamortized goodwill of US$ 15,015. In 2004, the Company recognized an equity loss of US$ 11,568 (2003 - loss of US$ 6,844).

     In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel's own green field plant which will have a capacity 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million of which US$ 300 million were already invested in forestry and infrastructure including roads and a specialized maritime terminal.

     ARACRUZ PRODUTOS DE MADEIRA S.A. (APM)

     In October 2004, the Company sold to a third party 2/3 of the shares of APM; the remaining 1/3 of the shares of APM are being accounted for by the Company under the equity method of accounting. APM will be operated as a joint venture. The terms of the negotiation also establish that the Company will supply saw logs and render certain services to APM pursuant to long term agreements.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     The sale price was R$ 53.4 million (equivalent to US$ 18.6 million). After adjustments to reflect variations agreed among the parties, the Company received the cash amount of R$ 49.6 million (equivalent to US$ 17.3 million) in October 2004 and recognized a loss of US$ 5.1 million. The remaining interest in APM was tested for impairment but no adjustment resulted from it.

12   SHORT-TERM BORROWINGS AND LONG-TERM DEBT

(A)  SHORT-TERM BORROWINGS - EXPORT FINANCING AND OTHER

     The Company's short-term borrowing if from a real denominated operation with annual interest rate of 8.75%.

     At December 31, 2004, US$ 3.8 million of short-term borrowings fall due within 90 days (US$ 118.3 million as of December 31, 2003).

(B)   LONG-TERM DEBT

                                                                                                DECEMBER 31,
                                                                                --------------------------------
                                                                                     2003               2004
                                                                                -------------    ---------------
Denominated in Brazilian currency - BNDES term loans
   with varying interest rates; principally the "Long-term
   Interest Rate" (TJLP) plus 7.8% to 9.3%
   (2003 - 7.8% to 10.0%), due 2005 to 2009                                        210,955            195,403
                                                                                -------------    ---------------

Denominated in foreign currencies
   BNDES Term loans - 10.41% (2003 - 2.33 to
     10,41%), due 2005 to 2009                                                      89,813             38,519
   International Finance Corporation (IFC) - 5.44% due 2007
     to 2014                                                                                           25,000
   Securitization of export receivables - 5.99% to 7.05%
     (2003 - 5.99 to 7.05%) due 2005 to 2012                                       650,000            783,500
   Import financing - 2.06% to 7.08% (2003 - 1.43%
     to 7.08%), due 2005 to 2007                                                    16,317             10,346
   Pre-export financing - 2.42% to 4.80% (2003 -
     2.51% to 4.33%) due 2005 to 2010                                              280,012            315,000
                                                                                -------------    ---------------

                                                                                 1,036,142          1,172,365
                                                                                -------------    ---------------

Total                                                                            1,247,097          1,367,768
Less current maturities                                                           (267,662 )         (145,040 )
                                                                                -------------    ---------------

                                                                                   979,435          1,222,728
                                                                                =============    ===============

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------



a)   Loan from Related Party - BNDES



     As of December 31, 2004, the Company had an outstanding balance of BNDES loans in the amount of R$611 million (equivalent to US$ 230 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 7.80% to 9.30%, to be repaid from 2004 through 2009.



b)   Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

     During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.72% to 2.74%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amounts of US$ 37.5 million in December 2002 and US$ 25.0 million in May 2003. The outstanding balance was paid on maturity: US$ 25.0 million in May 2004 and US$ 12.5 million in June 2004.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd..

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     The table below summarizes the terms of the three tranches under the securitization programs:

                                                                                         Outstanding balance
                                                                                         (principal amounts)
                                                                              -------------------------------
                          Original line        Annual                              December         December
                              of credit       charges               Due date           2003             2004
                        ----------------  ------------  --------------------- --------------  ---------------
Tranche

February 2002                   250,000   5.984%             March/2009             250,000          208,500
August 2003                     400,000   7.048%           September/2011           400,000          400,000
May 2004                        175,000   6.361%              May/2012                               175,000
                        ----------------                                      --------------  ---------------
                                825,000                                             650,000          783,500
                        ----------------                                      --------------  ---------------


c)   International Finance Corporation (IFC)

     In December 2004, the Company signed a US$ 50 million loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group. The loan has floating interest rate based on LIBOR, semi-annual payments starting in December 2007 and final maturity in 2014. A first tranche of US$ 25 million was disbursed in December 2004 with annual interest rate of 5.44%.


d)   Long-term portion payment schedule


     The long-term portion of the Company's debt at December 31, 2004 becomes due in the following years:

     2006                                                      256,790
     2007                                                      336,774
     2008                                                      264,920
     2009                                                      137,012
     2010 and thereafter                                       227,232
                                                       ----------------

     Total                                                   1,222,728
                                                       ================

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

13   STOCKHOLDERS' EQUITY

     At December 31, 2004, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:
     Arapar S.A. , SODEPA. - Sociedade de Empreendimentos, Publicidade e Participacao S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Economico e Social - BNDES with 12.5%.

     At December 31, 2004, SODEPA and the Banco Nacional de Desenvolvimento Economico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

     TREASURY STOCK

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. The cancellation of shares did not result in a reduction of subscribed capital.

     BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share ("EPS") as of December 31, 2004, 2003 and 2002, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

     Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated and has the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

     Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% higher than dividends paid to common stockholders (the "Dividend Allocation").

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

     The following presents the earnings per share calculations:

                                                                     2002          2003            2004
                                                              ------------  ------------  --------------
     Net income                                                   111,913       148,089         227,237

     Less priority Class A preferred stock dividends               (1,233 )      (1,488 )        (1,548 )

     Less Class B preferred stock and common stock
       dividends up to a limit equivalent to the Class
       A preferred stock dividends on a per-share
       basis while maintaining the Dividend Ratio                 (29,007 )     (35,483 )       (38,676 )
                                                              ------------  ------------  --------------
     Remaining net income to be equally allocated to
       Class A and Class B preferred stock and
       common stock while maintaining the
       Dividend Ratio                                            (81,673 )    (111,118 )      (187,013 )
                                                              ============  ============  ==============

     Weighted average number of shares
          outstanding (thousands)
             Class A preferred                                     40,395        39,819          38,074
             Class B preferred                                    536,768       535,969         537,711
             Common                                               454,908       454,908         454,908

     Basic and diluted earnings per share
            Class A preferred                                        0.11          0.15            0.23
            Class B preferred                                        0.11          0.15            0.23
            Common                                                   0.10          0.14            0.21


     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2004, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 479 million.

     Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company's statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

     The fiscal-incentive reserve consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development are (see note 17). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

     The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

     The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2004, such capital stock was R$ 1,854 million and the balance in the legal reserve was R$ 222 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

     The Company's by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law.

     Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate ("TJLP") determined by the Brazilian Central Bank (approximately 10%, 11.50% and 9.81.% for years 2002, 2003 and 2004, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

     The Company paid US$ 82.8 million of interest on stockholders' equity during the year ended December 31, 2004 and accrued US$ 9.9 million of interest on stockholders' equity for payment in 2005.



14   Pension plan

     The Company sponsors a contributory defined contribution pension plan, ARUS
     - Fundacao Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company ("Sponsors").

     The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

     Contributions made by the Company to the plan amounted to US$ 989, US$ 1,287 and US$ 1,714 in 2002, 2003 and 2004, respectively, and represented the annual pension expense of the Company for the plan.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

15   EMPLOYEE BENEFITS

     In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

16   CONTINGENCIES AND COMMITMENTS



(A)  CONTINGENCIES

(I)  LABOR PROCEEDINGS

     At December 31, 2004, the Company had a total provision recorded for other cases of US$ 12.3 million (US$ 13.3 million in 2003) based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 5.6 million (US$ 3.9 million in 2003).

(II) FISCAL PROCEEDINGS

     In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2004, the Company is contesting this notification and has placed approximately US$ 6.4 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

(III)INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"

     In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28% ("Plano Verao"). The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.


(IV) PIS AND COFINS CONTRIBUTIONS

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2004, the provision for contingencies included US$ 51.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

     After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz's case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of December 31, 2004 the remaining balance amounted to US$ 21,572 (US$ 21,694 as of December, 2003) and is recorded in other current and long-term liabilities.

(V)  VALUE-ADDED TAX CREDIT

     In 2002, the Company took action in court against the government of the State of Espirito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of December 31, 2004, the balance recorded as a tax asset was US$ 128 million, of which the amount of US$ 125 million had a provision for loss.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

(VI)    SOCIAL CONTRIBUTION

        On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 54.7 million as of December 31, 2004 (US$ 34.0 million in 2003).

(VIII)  OTHERS

        The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 11.6 million relating to several other legal disputes and has also made deposits in the amount of US$ 5.3 million in escrow accounts.

(B)     COMMITMENTS

(I)     INDIAN COMMUNITIES - TERMS OF SETTLEMENT

        The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.1 million at December 31, 2004), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

        If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2004, the Company had donated to the Indian Associations approximately R$ 8.8 million - equivalent to US$ 4.0 million (R$ 6.8 million - equivalent to US$ 3.3 million up to December 31, 2003) under the Terms of Settlement.

(II)    "TAKE-OR-PAY" CONTRACT

        In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited - NEXEN (formerly Canadian Oxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company has been meeting the minimum quantitative commitments under the contract.

(III)   COMPLIANCE WITH REGULATIONS

        The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

17      Fiscal incentives

        The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.

        In October 2002, the Company signed the respective agreement with ADENE, which was formally approved by Internal Revenue Service on December 13, 2002, awarding the Company the right to reduced income tax rates on its operating profits, as follows:

        (i) Profits corresponding to the volumes of Fiberline C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

(ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

        On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Later, through Decree Nro. 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     Subsequently, the following legal instruments and acts occurred in respect of the ADENE incentives:

     - Decree Nro. 58 of Julne 15, 2004: annulling the right to fiscal benefit;

     - ADENE notification no 83/04 of July 8, 2004: granting Aracruz 10 days to present comments on the administrative process;

     - ADENE notification no 733/04 as of September 6, 2004: annulling the basis for the fiscal incentives;

     - ADENE notification of September 17, 2004: confirming that the basis for the fiscal incentives is still in force;

     - Decree Nro. 159 of December 22, 2004, published in December 29, 2004: nullifies prior notification by ADENE in favor of the Company.

     On January 3, 2005, the Company appealed to the National Integration Ministry, responsible for ADENE, requesting the maintenance of the fiscal-incentive and the repeal of ADENE's decision.

     Company's management, based on the advice of external legal counsel, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to "Capital reserve" account). Thus, at December 31, 2004 and December 31, 2003, no provisions for loss were booked for the amounts of the benefits recognized though those dates.

     The Company, supported by legal instruments, will seek to maintain its full entitlement to these fiscal benefits.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

18   Guarantees of Veracel third-party debt

     As of December 31, 2004, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 251.6 million. The expiration of the guarantees range from 2005 to 2015. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements.


19   Derivative instruments, hedging and risk management activities

     The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

     These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy. The Treasury reports to the Chief Financial Officer.

     The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury.

(A) FOREIGN CURRENCY RISK MANAGEMENT

     The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company has been using foreign currency forward and futures contracts to implement this strategy.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------


(B)  INTEREST RATE RISK MANAGEMENT

     The Company's strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2004 the Company had no outstanding interest rate swap contracts.


(C)  COMMODITY PRICE RISK MANAGEMENT

     The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.


20   NONDERIVATIVE FINANCIAL INSTRUMENTS

     Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value has been determined as follows:

     Cash - the carrying amount of cash is a reasonable estimate of its fair value.

     Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

     Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2004 and 2003. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

21   Variable interest entities

     The Company employs investment funds to invest in underlying portfolios managed by the Company's treasury function. A third-party asset management Company is used to execute the operating and financial decisions related to the investment funds, including acquisition and disposition of the underlying securities, on behalf of the Company. The Company funds and owns the entire economic interest of the investment funds. These funds are considered to be variable interest entities as defined by FIN 46 (revised) and the Company is considered to be the primary beneficiary. Adoption of FIN 46 (revised) in 2004 did not have any material impact on the Company's financial position, results of operations or cash flows since the private investment funds have been classified as short-term investments prior to such adoption and fair value changes have been reflected in results of operations in the period of change. See note 6.

22   GEOGRAPHICAL INFORMATION

     The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

     The Company has four officials in its Board of Executive Officers (including the Chief Executive Officer). Each one of them is responsible for a sector: Operations, Commercial and Financial.

     The way that the Board of Executive Officers is organized, no business segment was identified.

     Sales by geographic area are determined based on the location of the customers.

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

     The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                                      YEAR ENDED  DECEMBER 31,
                                                    ---------------------------------------------------------
                                                               2002                2003                 2004
                                                    ----------------   -----------------    -----------------
     North America                                          278,988             408,699              464,740
     Europe                                                 290,877             402,822              525,290
     Asia                                                   119,966             229,376              247,417
     Other                                                   10,791              15,601               19,201
                                                    ----------------   -----------------    -----------------

     Total                                                  700,622           1,056,498            1,256,648
                                                    ================   =================    =================

     Sales to two unaffiliated customers represented 42% of net sales in 2004. Two unaffiliated customers represented 42% and 35% in 2003 and 2002, respectively. No other individual customers represented more than 10% of net sales.

23   RELATED PARTIES

     Transactions with related parties resulted in the following balance sheet and income statement balances:

                                                                                              DECEMBER 31,
                                             --------------------------------------------------------------

                                                                      2003                            2004
                                             ------------------------------  ------------------------------

                                                   ASSETS      LIABILITIES         ASSETS      LIABILITIES
                                             -------------  ---------------  -------------  ---------------
     BALANCE SHEET
         Current assets
            Cash and cash equivalents                  51                               1
            Accounts receivable                     3,174
         Current liabilities - suppliers                                                                 8
         Long-term debt (including
               current portion and accrued
             finance charges)                                      264,434                         231,154
                                             -------------  ---------------  -------------  ---------------

                                                    3,225          264,434              1          231,162
                                             =============  ===============  =============  ===============

     ARACRUZ CELULOSE S.A.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
     (UNLESS OTHERWISE STATED)
     ---------------------------------------------------------------------------

                                                                                   YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------------------------

                                               2002                        2003                       2004
                           -------------------------  -------------------------- --------------------------


                              INCOME       EXPENSE       INCOME        EXPENSE      INCOME        EXPENSE
                           ------------ ------------  ------------  ------------ ------------- ------------
INCOME STATEMENT
  Operating revenues            31,016                     22,963
  Financial expenses                        129,424                      79,676                     43,879
                           ------------ ------------  ------------  ------------ ------------- ------------

                                31,016      129,424        22,963        79,676                     43,879
                           ============ ============  ============  ============ ============= ============


                                      * * *